Mail Stop 3561

October 20, 2008

Ronald L. Sargent, Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, Massachusetts 01702

      Re: **Staples, Inc.**
              Correspondence Submitted on September 9, 2008 Regarding
              Annual Report on Form 10-K for the Year Ended February 2, 2008
              Filed March 4, 2008 and
              Definitive Proxy Statement on Schedule 14A
              Filed April 28, 2008
              Quarterly Report on Form 10-Q for the Period Ended Aug. 2, 2008
              Filed September 3, 2008
              File No. 0-17586

Dear Mr. Sargent:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Quarterly Report on Form 10-Q for the Period Ended August 2, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and…, page 18

1. We note your response to comment 2 in our letter dated August 12, 2008. In that response, you state that due to the weak economy, you expect earnings per diluted share to grow in the low single digits in 2008, including the results of Corporate Express, and you expect your pre-acquisition sales, excluding Corporate Express, will grow in the low single digits and earnings per diluted share to be flat in 2008 compared to 2007, excluding the impact of the California wage and hour class action litigation settlement. In future filings, please discuss the reasons for your

expectations regarding your future sales and earnings per diluted share. Also, in your quarterly report on Form 10-Q for the period ended August 2, 2008, you state that you continue "to invest in new strategic initiatives and customer service programs to ensure [y]our long term success, despite the current weak economic climate." Please disclose these strategic initiatives and customer service programs and discuss how they will ensure your long term success in the current economic climate.

Item 4. Controls and Procedures, page 27

2. We note your response to comment 1 in our letter dated August 12, 2008. In that response, you state that your disclosure controls and procedures were "designed to be effective at the reasonable assurance level." However, this language does not indicate that management has made a conclusion about the effectiveness of your disclosure controls and procedures. Therefore, in future filings, if true, please state that management, with the participation of your chief executive and chief financial officers, evaluated the effectiveness of your disclosure controls and procedures, which were designed to be effective at the reasonable assurance level. Also, please state that, based on that evaluation, your chief executive and chief financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Further, please confirm for us, if true, that your disclosure controls and procedures were designed to be effective at the reasonable assurance level and that management concluded that these disclosure controls and procedures were, in fact, effective at that reasonable assurance level for the periods included in your annual report on Form 10-K for the year ended February 2, 2008 and your quarterly report on Form 10-Q for the period ended August 2, 2008.

Definitive Proxy Statement on Schedule 14A

3. We note your responses to comments 5, 6, and 7 in our letter dated August 12, 2008. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosures for the future filings.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director